United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-             .)

Press Release

Signature Page

Press Release
CVRD to bid for FNS
Rio de Janeiro, 2nd of October, 2007 — Companhia Vale do Rio Doce (CVRD) announces that it will participate in an auction, for the sub-concession for commercial exploitation of a 720 km stretch of the North-South railroad (FNS). This stretch runs from Açailândia, state of Maranhão, to Palmas, state of Tocantins, in Brazil. The auction will take place on October 3rd, 2007, at 10:00am, Rio de Janeiro time, at the São Paulo Stock Exchange (Bovespa).
The bids in the auction will be made through sealed envelopes, and the first minimum bid will be for R$ 1,478,205,000.00. The winner of the auction will be responsible for the operation, maintenance, control, improvements and adaptations of the stretch for 30 years. FNS is being implemented by VALEC — Engineering, Construction and Railroads S.A. (VALEC), a state-owned company run by the Ministry of Transportation, which is the holder of the concession for building and operating the railroad.
Since 1996 CVRD operates FNS, involving a 225km stretch, linking the cities of Açailândia and Estreito in the state of Maranhão. At Estreito, FNS joins up to the Carajás railroad (EFC), enabling access to the port of Itaqui, in São Luís, where CVRD has the Ponta da Madeira maritime terminal.
This project will open up a new corridor for the transportation of general cargo, mainly for the export of soybeans, alcohol and sugar, produced in the Center-North region of Brazil. CVRD participation in the auction is consistent with the strategy for its logistics businesses.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: Marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Tacio Neto: tacio.neto@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 2, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations